SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No. 333-57532-03

VANDERBILT MORTGAGE AND FINANCE, INC.

(Exact name of registrant as specified in its charter)

500 Alcoa Trail
Maryville, Tennessee 37804
(865) 380-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

VANDERBILT MORTGAGE AND FINANCE, INC.
MANUFACTURED HOUSING CONTRACT
SENIOR/SUBORDINATE PASS-THROUGH CERTIFICATES, SERIES 2001B

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]

Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[X]

Rule 12h-3(b)(1)(i)	[X]

     Approximate number of holders of record as of the certification or notice date: 25.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Vanderbilt Mortgage and Finance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 23, 2002	By:	/s/ David Jordan
	Name:	David Jordan
	Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.